BEIJING BOSTON BRUSSELS DUBAI FRANKFURT JOHANNESBURG LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SEOUL SHANGHAI WASHINGTON	Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Charli Gibbs-Tabler
Matthew Derby

Re:	Adit EdTech Acquisition Corp.
Amendment No. 8 to Registration Statement on Form S-4
Filed July 14, 2023
File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated August 4, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, Amendment No. 7 thereto filed with the Commission on June 8, 2023, and Amendment No. 8 thereto filed with the Commission on July 14, 2023 (“Amendment No. 8”). The Company is concurrently filing Amendment No. 9 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 8. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

August 7, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 8 to Registration Statement on Form S-4 Filed on July 14, 2023

Questions and Answers About the Transaction Proposals for ADEX Stockholders, page 5

1.

Please revise to ensure the latest possible business combination date of January 14, 2024 is accurately disclosed throughout your filing. For example, refer to your disclosures on pages 16 and 18 indicating the date is January 14, 2023.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 16 and 18 to accurately disclose the latest possible business combination date of January 14, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

Liquidity and Capital Resources

Cash and Cash Flows for the Years Ended December 31, 2022 and 2021, page 260

2.

We reissue and clarify prior comment 5. Consistent with prior comment 2 in our letter dated March 20, 2023, please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete. Specifically, tell us why you continue to indicate that the increase in cash from working capital contributing to net cash used in operating activities was driven, in part, by proceeds from the sale of cryptocurrencies. In addition, ensure that the amounts of net cash provided by investing activities are accurately disclosed and the related discussion is complete.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 260-61 to revise GRIID’s discussion of net cash used in operating and investing activities.

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-62

3.	Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations and may have further comments.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

August 7, 2023

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.
Michael Riella, Covington & Burling LLP
Jack Bodner, Covington & Burling LLP
Kerry S. Burke, Covington & Burling LLP
Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP
Steven Khadavi, Troutman Pepper Hamilton Sanders LLP
Joseph Walsh, Troutman Pepper Hamilton Sanders LLP